

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2020

Brian L. MacNeal
Chief Financial Officer
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, Pennsylvania 17603

> **Re: Armstrong World Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Response dated April 15, 2020**
> **File No. 001-02116**

Dear Mr. MacNeal:

We have reviewed your April 15, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2020 letter.

Form 10-K for the Year Ended December 31, 2019

Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revision of Previously Issued Financial Statements, page 44

1. We are continuing to evaluate your response to prior comment 1 and may have additional comments.

Item 9A. Controls and Procedures, page 87

2. We note from your response to prior comment 1 that you identified an error in the calculation of the loss on disposal of discontinued operations recorded in the year ended

December 31, 2017. Please address the following with regard to your internal control over financial reporting (ICFR) and disclosure controls and procedures (DCP):

- Explain to us how the error was discovered, and by whom. Include in your response further details on the nature of the error and the reason(s) for the impact on each financial statement line item affected.

- To the extent that you determined there were control deficiencies that lead to the incorrect accounting for the noted transaction, describe in reasonable detail the control(s) that failed and how you evaluated the severity of each identified control failure for each period it existed. Refer to the guidance for evaluation of control deficiencies beginning on page 34 of SEC Release No. 33-8810 "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934." Include in your analysis a description of the maximum potential amount or total amount of transactions exposed to the deficiency and explain how you made that determination.

- Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the identified transaction, and if so, how you evaluated the severity of those deficiencies.

- Tell us of any changes or improvements in your internal controls over financial reporting you made or plan to make as a result of your detection of the incorrect accounting for this transaction including the timing of such changes.

- Please tell us how you considered any identified controls deficiencies in your assessments of the effectiveness of DCP and ICFR in your Form 10-K for the year ended December 31, 2017 and for subsequent applicable periodic reports.

You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing